August 26, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Re: One XL, Inc. (the “Company”)

Ladies and Gentlemen:

We are in receipt of your correspondence dated August 23, 2010 relating to the revocation of the registration of Traci J. Anderson, CPA (“TJA”), the Company’s independent registered accounting firm, by the Public Company Accounting Oversight Board (“PCAOB”) as of August 12, 2010.  We advise the staff of the Securities and Exchange Commission (the “Commission”) that (i) TJA has not formally resigned as the Company’s independent registered accounting firm and the Company has not yet terminated its services and (ii) the Company currently is seeking to engage a new accounting firm registered with the PCAOB to audit or review, as applicable, its financial statements.  At such time as we are prepared to engage a new firm, which we expect to do during the week ending September 3, 2010, we will terminate TJA’s services, engage the new firm and file a Current Report on Form 8-K within four days thereof to provide the information required by Item 4.01 with respect to the change in accountants.

We confirm to the staff that the Company will cause all financial statements that were audited by TJA that are required to be filed in the reports and other documents the Company will file with the Commission after the date of the revocation of TJA’s registration to be re-audited by our new PCAOB-registered accounting firm.  Specifically, the Company will cause its new independent registered accounting firm to re-audit the financial statements for the period ended June 30, 2009 and include said financial statements and the new firm’s report thereon in our Annual Report on Form 10-K for the year ended June 30, 2010 required to be filed with the Commission by September 28, 2010.

Please do not hesitate to contact the undersigned with any questions.

Very truly yours, /s/ C. Lynn White C. Lynn White, President President